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FOUNDED 1866

November 6, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Mailstop 4631

Washington, DC  20549

Attn: Jessica Kane

Re:	Broadwind Energy, Inc.
Shares of Common Stock
Registration Statement on Form S-l
Filed October 30, 2009
File No. 333-162790

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (the “Company”) we are writing in connection with the Company’s Registration Statement on Form S-1, File No. 333-162790, filed on October 30, 2009 (the “Registration Statement”), for the registration of shares of common stock, par value $0.001 per share.

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for the purpose of including the Company’s financial results for the quarter and nine month period ended September 30, 2009, as well as updating certain other information.  Three (3) copies of Amendment No. 1, which have been marked to show the changes from the original Registration Statement, are also being sent via FedEx to Ms. Kane.

If you wish to discuss the Registration Statement or Amendment No. 1 at any time or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,

/s/ Robert L. Verigan
Robert L. Verigan

CC: J.D. Rubin

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